Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Number 333-229802 Issuer Free Writing Prospectus dated August 21, 2020

Newsroom / Nationwide announces launch of new Nationwide Defined Protection Annuity registered index-linked annuity

Nationwide Newsroom

Aug 17, 2020

Nationwide announces launch of new Nationwide Defined Protection Annuity registered index-linked annuity

Key differentiators include floor structure to limit losses, three defined protection levels and enhanced growth opportunities for investors facing volatile market

Columbus, OH – Nationwide, one of the strongest, diversified, Fortune 100 insurance and financial services companies, joins with product development partner Annexus, the premier independent designer of indexed retirement solutions, to announce the launch of the Nationwide Defined ProtectionSM Annuity (DPA), a new registered index-linked annuity (RILA). DPA is the carrier’s first offering in a category that has experienced rapid growth, with RILA sales increasing from $1.2 billion in 2014 to over $17 billion in 2019,1 and the product’s combination of features make it uniquely positioned to succeed with financial professionals and their clients in today’s challenging economic environment.

“Defined Protection Annuity is perfectly aligned with Nationwide’s mission to protect people, businesses and futures with extraordinary care,” said Eric Henderson, president, Nationwide Annuity, at Nationwide Financial. “Buffered RILAs have seen strong growth, but record drops in the stock market earlier this year and concerns that the next drop could remain lower for longer, show the importance of a floor structure to provide a clearly defined level of protection. We were very intentional in our decision to enter this category with an innovative solution that can help conservative to moderate investors balance the right level of protection they need with the greater growth potential they want.”

Nationwide DPA provides three defined protection levels which limit negative performance. This allows clients to select how much of their investment—90%, 95% or 100%—will be protected from market losses and helps determine their performance opportunities. DPA also features a variety of index strategies that can offer upside potential and be tailored to fit a broad range of investment objectives. These include traditional equity indices like the S&P 500® Price Index and MSCI EAFE, as well as the NYSE® Zebra Edge® Index and J.P. Morgan Mozaic IISM Index, two indices designed to provide consistent performance through market cycles. These indices optimally complement the DPA product structure and provide a greater growth opportunity of up to twice the return of the index each year.2

“Clients preparing for or living in retirement can’t afford to lose more than 10% of their retirement savings without needing to adjust their plans3—and according to a recent Nationwide Retirement Institute survey, in today’s complex market more than half of investors recognize the importance of annuities to protect their assets against market risk,” said Craig Hawley, head of Nationwide’s annuity distribution. “With Nationwide Defined Protection Annuity, financial professionals can help clients set limits on the amount of potential loss, control how much risk they’re comfortable with, control how much growth potential they want and have the flexibility to adjust as their risk tolerance changes over time. We’re also offering new tools to help advisors educate clients about the risks in retirement and where DPA fits as part of the modern-day retirement portfolio.”

“Investors have traditionally shifted more assets to bonds and other fixed income investments to de-risk their portfolios as they near or enter retirement,” said Annexus co-founder Don Dady. “In today’s low interest rate environment, these safe options no longer provide enough yield to be a viable investment — in fact, they are starting to become increasingly risky due to the high probability of rising interest rates over the long term. DPA is designed to excel in a low interest rate environment and offer clients a viable solution for greater growth potential.”

“The partnership between Nationwide and Annexus continues both of our companies’ traditions of designing protection-focused products with the goal of delivering better client outcomes,” said Annexus co-founder Ron Shurts. “DPA is the result of thousands of hours of close collaboration over the past two years to deliver a solution that meets investors’ unique needs for protection, growth and flexibility.”

Nationwide Defined Protection Annuity will be available to consumers through Financial Professionals across the U.S., with more than 300 wirehouses, banks and independent broker-dealers expected to offer the product. DPA is pre-approved through certain broker-dealers where it will be available as of August 31, 2020.

Financial professionals interested in Nationwide Defined Protection Annuity should contact their Nationwide wholesaler or call the National Sales Desk at 800-321-6064. Individual investors interested in learning more about the benefits of defined protection should contact their financial professional or visit www.definedprotection.com.

About Nationwide

Nationwide, a Fortune 100 company based in Columbus, Ohio, is one of the largest and strongest diversified insurance and financial services organizations in the United States. Nationwide is rated A+ by both A.M. Best and Standard & Poor’s. An industry leader in driving customer-focused innovation, Nationwide provides a full range of insurance and financial services products including auto, business, homeowners, farm and life insurance; public and private sector retirement plans, annuities and mutual funds; excess & surplus, specialty and surety; pet, motorcycle and boat insurance. For more information, visit www.nationwide.com. Follow us on Facebook and Twitter.

About Annexus

Annexus designs solutions to help Americans grow and protect retirement savings. For over a decade, Annexus has developed market-leading fixed indexed annuities and indexed universal life insurance products. Our products have forged partnerships with the industry’s leading insurance carriers and the world’s largest investment banks. A handpicked network of financial professionals use Annexus solutions to help clients take control of their retirement. Find out more at www.annexus.com.

Nationwide has filed a registration statement (including a prospectus) with the SEC for the Nationwide Defined ProtectionSM Annuity. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-800-848-6331 or by visiting nationwide.com/prospectus. Before investing, please read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov.